SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2016
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

C.N.P.J. nº 06.164.253/0001-87

N.I.R.E. 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON FEBRUARY 03, 2016

I. Date, Time and Place: February 03, 2016, at 16:00 p.m., on Praça Comte. Linneu Gomes, S/N, Portaria 3 – Prédio 15 – Meeting Room of the Board of Directors, Jardim Aeroporto, in the city and State of São Paulo (“Company”). II. Attendance: All the members of the Board of Directors. III. Chairmanship of the Meeting: Mr. Henrique  Constantino was the chairman of the meeting, and invited me, Claudia Karpat, to act as secretary of the meeting; IV. Call Notice: Waived, due to the attendance of all the members of the Board of Directors. V. Agenda: To pass resolutions on the following matters: (a) election of the new member of the Board of Executive Officers of the Company, and the reelection of the current members of its Board; (b) amendment to article 4, item I of the Company’s Related Parties Transaction Policy Manual (“Related Parties Policy”), and the restatement thereof; and (c) granting of guarantee by the Company to VRG Linhas Aéreas S.A. (“VRG”), in order to guarantee the performance of the obligations thereof, in its capacity as lessee in the Lease Agreements to be entered into, in February, with SASOF III (A12) Aviation Ireland DAC, SASOF III (A6) Aviation Ireland DAC and SASOF III (B) Aviation Ireland DAC, for Boeing 737-800 aircraft, with manufacturer’s serial numbers 34656, 34962, 34963, 34280 and 34281. VI. Resolutions made: After the necessary explanations were provided, the following resolutions were approved by unanimous vote: (a) under the terms of article 14 and following ones of the Articles of Incorporation, the election of Mr. Sergio Quito, Brazilian, married, aeronaut, bearer of Identity Card COMAER/SP nº 327413, enrolled with the CPF/MF under nº 820.327.858-20, to the office of Vice-President Officer, and, immediately following, the reelection of its current Officers of, namely, Mr. Paulo Sergio Kakinoff, Brazilian, married, business manager, bearer of Identity Card RG nº 25.465.939-1, issued by SSP/SP, enrolled with the CPF/MF under nº 194.344.518-41, to the office of Chief Executive Officer, Mr. Edmar Prado Lopes Neto, Brazilian, married, business manager, bearer of Identity Card RG nº 04.066.178-7, issued by IFP/RJ, enrolled with the CPF under nº 931.827.087-91, to the office of Financial Vice-President and Investor Relations Officer, Mr. Eduardo José Bernardes Neto, Brazilian, married, business manager, bearer of Identity Card RG nº 204273341, issued by SSP/SP, enrolled with the CPF/MF under nº 165.610.978-66, to the office of Vice-President Officer, and Mr. Celso Guimarães Ferrer Junior, Brazilian, married, economist, bearer of Identity Card RG nº 24982348, issued by SSP/SP, enrolled with the CPF/MF under nº 309.459.748-33, to the office of Vice-President Officer, whereby the Board of Executive Officers shall hereinafter be made up of five (5) members, all of them domiciled at Praça Comandante Linneu Gomes, s/n, portaria 3, Jardim Aeroporto, in the city and State of São Paulo, CEP 04626-020, elected for a unified term of office of one (1) year, counted as from this date. The compensation of the Executive Officers shall be duly decided at the Special Shareholders’ Meeting of the Company. The Executive Officers now elected declared, in accordance with the provisions in Article 37, item II of Law no. 8.934/94 and in article 147, paragraphs 1 and 2 of Law no. 6.404/76, as amended, that they have not been convicted fro any crime provided for in the Law nor are subject to legal restrictions which prevent them from exercising business activities; (b) amendment to article 4, item I, of the Company’s Related Parties Transaction Policy, which established the definition of “Relatives”, and, immediately following, the restatement thereof, in the form attached hereto as Annex I to these minutes (“Annex I”); and (c) under the terms of the article 21, item l of its Articles of Association, the granting of guarantee by the Company to VRG, in order to guarantee the performance of the obligations thereof, in its capacity as lessee in the Lease Agreements to be entered into, in February, with SASOF III (A12) Aviation Ireland DAC, SASOF III (A6) Aviation Ireland DAC and with SASOF III (B) Aviation Ireland DAC, for Boeing 737-800 aircraft, with manufacturer’s serial numbers 34656, 34962, 34963, 34280 and 34281. The Executive officers of the Company are already allowed to perform all acts and sign all necessary documents to fulfill the guarantee, approved herein. VII. Suspension of the Meeting and Drawing-up of the Minutes: The floor was offered to whoever might wish to use it, and since nobody did so, the meeting was suspended for the time necessary for these minutes to be drawn-up. Upon the reopening of the meeting, these minutes were read, checked and signed by the attendees. Signatures. Presiding Board: Henrique Constantino – Chairman; Claudia Karpat – Secretary. Members of the Board of Directors: Constantino de Oliveira Junior, Henrique Constantino, Ricardo Constantino, Joaquim Constantino Neto, Edward H. Bastian, Antonio Kandir, Luiz Kaufmann and Richard Freeman Lark Jr. I hereby certify that this is a faithful copy of the minutes that were drawn-up in the proper book.

São Paulo, February 03, 2016.

__________________________________ Henrique Constantino Chairman	________________________________ Claudia Karpat Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 03, 2016

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.